Exhibit 99.1

FOR IMMEDIATE RELEASE	March 14, 2014

Micromem Technologies Inc. and Entanglement Technologies, Inc. MOU

Toronto, New York, March 14, 2014: Micromem Technologies Inc. ("Micromem") (CSE: MRM, OTCBB: MMTIF) through its wholly owned subsidiary Micromem Applied Sensor Technologies Inc. (MAST), is pleased to announce they have executed a Memorandum of Understanding (“MOU”) with Entanglement Technologies Inc. www.entanglementtech.com , a California based research and development company, to Develop an Interwell Tracer Inline Field Hardened Sensor Detection Platforms.

MAST is leading the industry in delivering in line sensor platforms that are capable of detecting nanometer size magnetic particles and concentration less than 1 part per billion. The scaling and industry wide deployment of nanoparticles, as a viable alternative to current interwell tracers, remains a challenge that the oil industry continues to commit significant resources to. MAST is also now working with its clients in developing conservative nanoparticles. The decision to partner with Entanglement Technologies Inc. represents a strategic move that will ensure that our clients will overcome many of the inefficiencies of the current interwell tracer sampling and test process. This has opened up previously unannounced opportunities for MAST.

Tony Miller, CEO Entanglement Technologies says “Entanglement Technologies’ disruptive vapor sensing technology will deliver market-changing solutions in precision sensing in application spaces ranging from hydrocarbon detection to explosive threat identification. This novel technology, combining the best features of cavity-ring-down spectroscopy and gas chromatography, is rapidly developing to replace entrenched sensing technologies. This solution will transform the tracer detection landscape by allowing for real-time autonomous well-head sampling and analysis of produced fluid for ongoing reservoir monitoring, management, and intelligence. Providing producers with high quality real time data will enhance well productivity and reservoir management. Entanglement Technologies is proud to partner with MAST to bring this technology into a new market.”

The in line product is scheduled for field trials within a year. MAST has the responsibility for deploying this technology to its industry partners.

MAST is proud that it has been working with the industry leaders and has been selected as a company capable of delivering on complex problems. Having our technology integrated in the systems of fortune 20 oil companies on a global scale is a clear validation of our solutions.

About Micromem and MASTInc

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC BB: MMTIF, CSE: MRM) company. MASTInc analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing: NASD OTC-Bulletin Board - Symbol: MMTIF
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SEC File No: 0-26005
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